Exhibit 99.15

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY IN AUSTRALIA, CANADA OR JAPAN (OR IN ANY OTHER COUNTRIES, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION). THE INFORMATION PROVIDED IN THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL ANY SECURITIES OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN ANY COUNTRY OR JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED OR TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION.

Banca Monte dei Paschi di Siena S.p.A.

Report pursuant to Article 2343-ter, letter b) of the Italian Civil Code with reference to maximum no. 833,279,689 ordinary shares of Mediobanca – Banca di Credito Finanziario S.p.A. subject to possible contribution in kind within the framework of the voluntary total public exchange offer promoted by Banca Monte dei Paschi di Siena S.p.A.

June 26, 2025

KPMG Advisory S.p.A.
Corporate Finance
June 26, 2025
This report consists of 25 pages

KPMG
Banca Monte dei Paschi di Siena S.p.A.
Report pursuant to Article 2343-ter, letter b) of the Italian Civil Code with reference to maximum no. 833,279,689 ordinary shares of Mediobanca – Banca di Credito Finanziario S.p.A. subject to possible contribution in kind within the framework of the voluntary total public exchange offer promoted by Banca Monte dei Paschi di Siena S.p.A.
June 2025

Contents

1	**Introduction**	**2**
1.1	Purpose of the Report and Terms of the Engagement	2
1.2	Summary of the terms and rationale of the Offer	3
1.3	Reference Date of the Valuation	5
1.4	Documentation used	5
1.5	Limitations	6
1.6	Work performed	8
1.7	Restrictions on the Use of this Fairness	8
1.8	Main assumptions and difficulties of the valuation	8
2	**Description of the asset to be contributed**	**10**
2.1	Identification of the contributing company	10
2.2	Object of the Contribution	10
3	**Mediobanca**	**11**
3.1	Profile	11
3.2	Financial and economic position of Mediobanca as of June 30, 2024 and March 31, 2025	12
3.3	Prospective Data of Mediobanca's 2023-2026 Business Plan	16
4	**Valuation of Mediobanca Shares**	**18**
4.1	Introduction	18
4.2	Selection of Valuation Methodologies	18
4.3	The Sum of the Parts Method	19
4.4	Dividend Discount Model Method	22
4.5	Stock Market prices method	23
4.6	Target Prices method	24
5	**Conclusions**	**25**

Translation from the Italian original which remains the definitive version. KPMG does not assume nor accept any responsibility for the correctness of the translation of the report. The Italian text shall prevail in the event of any differences or discrepancies with the English translation.

1

KPMG

Banca Monte dei Paschi di Siena S.p.A.
Report pursuant to Article 2343-ter, letter b) of the Italian Civil Code with reference to maximum no. 833,279,689 ordinary shares of Mediobanca – Banca di Credito Finanziario S.p.A. subject to possible contribution in kind within the framework of the voluntary total public exchange offer promoted by Banca Monte dei Paschi di Siena S.p.A.
June 2025

1 Introduction

1.1 Purpose of the Report and Terms of the Engagement

On January 24 (the "**Communication Date**"), 2025, Banca Monte dei Paschi di Siena S.p.A. ("**BMPS**" or the "**Offeror**") announced, pursuant to and for the purposes of Article 102, paragraph 1, of Legislative Decree No. 58 of February 24, 1998, as subsequently amended and integrated ("**TUF**"), and Article 37 of the regulation adopted by CONSOB with resolution No. 11971 of May 14, 1999, as subsequently amended and integrated (the "**Issuers' Regulation**"), that on January 23, 2025, it had resolved to promote a voluntary public exchange offer pursuant to and for the purposes of Articles 102 and 106, paragraph 4, of the TUF (the "**VEO**" or the "**Offer**"). The Offer pertains to the entire share capital represented by all the ordinary shares of Mediobanca – Banca di Credito Finanziario Società per Azioni ("**Mediobanca**" or the "**Issuer**") which are listed on Euronext Milan, a regulated market organized and managed by Borsa Italiana S.p.A. ("**Borsa Italiana**" or the "**Stock Market**"), including the treasury shares held by the Issuer (the "**Communication**" or the "**Offeror's Communication**").

On February 13, 2025, BMPS announced to the market that, on the same date, it had submitted to CONSOB pursuant to and for the purposes of Article 102, paragraph 3, of TUF, and Article 37-ter of the Issuers' Regulation, the offer document (the "**Offer Document**") intended for publication.

The Offer concerns the entirety of the Issuer's ordinary shares, including treasury shares held by the Issuer, as well as any newly issued shares to serve the long-term equity-based incentive plans (the "**Mediobanca Shares**" or the "**Issuer's Shares**").

As of the date of the Offer and this Report, the total number of Mediobanca Shares amounts to 833,279,689 ordinary shares. The number of the Issuer's Shares subject to the Offer may increase should Mediobanca issue additional new shares to serve long-term share-based incentive plans.

On April 17, 2025, following the resolution of the Board of Directors dated January 23, 2025, the extraordinary shareholders' meeting of BMPS granted the Board of Directors, pursuant to Article 2433 of the Italian Civil Code, the delegation, to be exercised by December 31, 2025, to resolve the increase of BMPS share capital (the "**Capital Increase Reserved to the Offer**") in one or more tranches, in divisible form, with the exclusion of the option right pursuant to Article 2441, paragraph 4, first sentence, of the Italian Civil Code, to be paid up by contribution in kind of the Issuer's Shares tendered in acceptance of the Offer (the "**Contribution**").

The Board of Directors held on January 23, 2025 resolved, pursuant to Article 2440, paragraph 2, of the Italian Civil Code, to avail itself of the provisions set forth in Article 2343-ter (also for the purposes of Articles 2343-quater and 2443, paragraph 4) of the Italian Civil Code. This provision allows the company not to require a sworn valuation report from an expert appointed by the court in whose jurisdiction the acquiring company is based, provided that, pursuant to Article 2343-ter of the Italian Civil Code, "*the value attributed, for the purposes of determining share capital and any share premium, to the contributed assets is equal to or lower than the value resulting from an appraisal dated no more than six months prior to the contribution and compliant with generally accepted principles and criteria for the valuation of the contributed assets, provided that such appraisal is issued by an expert independent of the contributor, the company, and shareholders who individually or jointly exercise control over the contributor or the company itself, possessing adequate and proven professional expertise.*"

In this context, BMPS engaged KPMG Corporate Finance, a division of KPMG Advisory S.p.A. ("**KPMG**"), to issue an independent opinion (the "**Engagement**") on the value attributable to the Mediobanca Shares subject to the potential in-kind contribution following the execution of the Offer pursuant to Article 2343-ter, letter b), of the Italian Civil Code (the "**Report**").

Translation from the Italian original which remains the definitive version. KPMG does not assume nor accept any responsibility for the correctness of the translation of the report. The Italian text shall prevail in the event of any differences or discrepancies with the English translation.

2

KPMG

Banca Monte dei Paschi di Siena S.p.A.

Report pursuant to Article 2343-ter, letter b) of the Italian Civil Code with reference to maximum no. 833,279,689 ordinary shares of Mediobanca – Banca di Credito Finanziario S.p.A. subject to possible contribution in kind within the framework of the voluntary total public exchange offer promoted by Banca Monte dei Paschi di Siena S.p.A.

June 2025

BMPS engaged KPMG to issue a report regarding the estimation of the fair value of Mediobanca Shares potentially subject to Contribution, based on Mediobanca's financial and economic position as of March 31, 2025, and on market information available as of the closest date to the issuance of this document.

Our Report, therefore, concerns the fair value attributable to the Mediobanca Shares subject to the Contribution, as estimated on the date of issuance of this Report, representing the threshold value to be assigned for the determination of the share capital and any share premium related to the Capital Increase Reserved to the Offer. The value of the Capital Increase Reserved to the Offer will, in fact, only be determinable closer to its execution, based on the issuance price of BMPS shares and the actual number of newly issued shares.

KPMG Advisory S.p.A. declares that it meets the requirements of (i) independence from the entities identified under Article 2343-ter, paragraph 2, letter b) of the Italian Civil Code and (ii) adequate and proven professional expertise, as required by the same provision, in relation to the content and purpose of the requested valuation.

1.2 Summary of the terms and rationale of the Offer

As highlighted in the previous paragraph, the Offer is related to the entirety of the Issuer's ordinary shares, amounting to 833,279,689 shares as of the date of this Report.

As set out in the Offeror's Communication, BMPS intends to offer, as consideration to shareholders tendering their Mediobanca shares in the context of the Offer, subject to potential adjustments, 23 newly issued BMPS ordinary shares, having the same rights and characteristics as the ordinary shares of BMPS currently outstanding, for each 10 Mediobanca shares tendered in acceptance of the Offer (the "**Consideration**"), corresponding to an exchange ratio of 2.300 newly issued ordinary shares of BMPS for each Mediobanca share tendered.

Based on the official closing price of BMPS shares on January 23, 2025 (the last trading day prior to the date of the Offeror's Communication), amounting to Euro 6.953 (Source: FactSet VWAP), the Consideration represents a value of Euro 15.992 per Mediobanca share, reflecting a premium of 5.03% over the official closing price of Mediobanca shares on January 23, 2025 (Euro 15.227 - Source: FactSet VWAP).

Based on the official price of the Offeror's shares as of January 23, 2025, in the event of full acceptance of the Offer by the shareholders of the Issuer holding the 833,279,689 ordinary shares of Mediobanca, the total value of the Offer would amount to approximately Euro 13.3 billion, representing the "monetary" valuation of the Consideration (Euro 15.992 per Issuer's Share).

The Consideration has been determined under the assumption that, prior to the Payment Date (as defined in the Offeror's Communication):

i. neither the Issuer nor the Offeror approves or initiates any ordinary (including interim dividends) or extraordinary distribution of dividends taken from profits and/or other reserves; and

ii. the Issuer does not approve or initiate any share capital-related transactions (including, by way of example, capital increases or reductions) and/or any operations affecting Mediobanca Shares (including, by way of example, amalgamation or cancellation of shares).

Should the Issuer and/or the Offeror, prior to the Payment Date, distribute dividends (including interim dividends) and/or reserves to their respective shareholders, or should dividend coupons resolved but not yet paid be detached from the Mediobanca and/or BMPS shares, as the case may be, the Consideration will be adjusted to account for the distributed dividend (or interim dividend) or the distributed reserve.

Translation from the Italian original which remains the definitive version. KPMG does not assume nor accept any responsibility for the correctness of the translation of the report. The Italian text shall prevail in the event of any differences or discrepancies with the English translation.

3

KPMG

Banca Monte dei Paschi di Siena S.p.A.
Report pursuant to Article 2343-ter, letter b) of the Italian Civil Code with reference to maximum no. 833,279,689 ordinary shares of Mediobanca – Banca di Credito Finanziario S.p.A. subject to possible contribution in kind within the framework of the voluntary total public exchange offer promoted by Banca Monte dei Paschi di Siena S.p.A.
June 2025

Without prejudice to the Conditions of Effectiveness (as defined in the Offeror's Communication), if the Issuer approves or carries out any capital-related transaction (including, by way of example, capital increases or reductions) and/or operations affecting Mediobanca shares (including, by way of example, amalgamation or cancellation of shares), such events will trigger an adjustment to the Consideration, should the Offeror choose to waive the relevant Effectiveness Condition, where applicable, for the specific event.

The shareholders' resolution granting the delegation of authority, adopted on April 17, 2025, in connection with the Capital Increase Reserved to the Offer, provides that such Capital Increase Reserved to the Offer may be resolved by the Board of Directors by no later than December 31, 2025, in one or more tranches and in a divisible form, with the exclusion of the option right pursuant to Article 2441, paragraph 4, first sentence of the Italian Civil Code. The Capital Increase Reserved to the Offer shall be for an amount of Euro 5.917 for each newly issued share and, therefore, for a maximum share capital of Euro 13,194,910,000.00 plus share premium, through the issuance of a maximum of 2,230,000,000.00 shares (the "**Maximum Share Amount**"), with no nominal value, with regular dividend rights and the same characteristics as the ordinary shares of BMPS already outstanding as of the issue date, and which will be listed on Euronext Milan (the "**BMPS Shares**"), to be paid up by contribution in kind, as they are reserved to the VEO.

It should be noted that, based on the terms of the Offer, the Maximum Share Amount was calculated, for the sake of utmost caution, and according to a highly conservative approach, taking into account the following factors, and namely: (i) the amount of the dividend approved by the Shareholders' Meeting of BMPS (equal to Euro 0.86 per share), (ii) the maximum of No. 16,178,862 additional shares (the "**Additional Shares**") that could be issued by Mediobanca to serve certain long-term share-based incentive plans (the "**Incentive Plans**" or "**Plans**")[1] (if revised by the competent bodies of Mediobanca to provide for their acceleration, where envisaged by the individual Plans, and provided that some of them include the possibility to use Mediobanca's treasury shares in portfolio instead of the Additional Shares, without prejudice to the limitations underlying the issuance of Additional Shares under the Plans), and (iii) the fact that, as of the date of the Shareholders' Meeting Report, the Mediobanca's Board of Directors had not yet resolved on the distribution of the interim dividend to its shareholders (as already announced by Mediobanca on February 10, 2025) and on the cancellation of treasury shares held in portfolio.

On May 20, 2025, BMPS announced to the market that, following the detachment and payment of: (i) the dividend approved by BMPS Shareholders' Meeting on April 17, 2025 (equal to Euro 0.86 per BMPS share, the "**BMPS Dividend**"), and (ii) the interim dividend (based on the results as of December 31, 2024) approved by the Board of Directors of Mediobanca on May 8, 2025 (equal to Euro 0.560 per Mediobanca share, the "**Mediobanca Interim Dividend**"), it had made the resulting technical adjustment, equal to 0.233 BMPS shares.

As of the date of this Report, the Consideration (following the adjustment) is therefore equal to 2.533 BMPS shares for each Mediobanca share tendered in acceptance of the Offer.

---

1 Based on publicly available information, the following long-term share-based Incentive Plans, which may be served, in whole or in part, through newly issued Mediobanca shares approved by the Issuer itself, are currently in place:

i. 2015 Performance Share Plan, approved by Mediobanca's ordinary Shareholders' Meeting on October 28, 2015 (and updated by Mediobanca's ordinary Shareholders' Meeting on October 28, 2019);

ii. 2019–2023 Long-Term Incentive Plan, approved by Mediobanca's ordinary Shareholders' Meeting on October 28, 2019;

iii. Long-Term Incentive Plan 2023–2026, approved by Mediobanca's ordinary Shareholders' Meeting on October 28, 2023; and

iv. Share Ownership and Co-Investment Plan 2023–2026, approved by Mediobanca's ordinary Shareholders' Meeting on October 28, 2023.

Translation from the Italian original which remains the definitive version. KPMG does not assume nor accept any responsibility for the correctness of the translation of the report. The Italian text shall prevail in the event of any differences or discrepancies with the English translation. 4

KPMG

Banca Monte dei Paschi di Siena S.p.A.
Report pursuant to Article 2343-ter, letter b) of the Italian Civil Code with reference to maximum no. 833,279,689 ordinary shares of Mediobanca – Banca di Credito Finanziario S.p.A. subject to possible contribution in kind within the framework of the voluntary total public exchange offer promoted by Banca Monte dei Paschi di Siena S.p.A.
June 2025

It follows that, as of the date of this Report, the Consideration (following the adjustment) – without prejudice to any further adjustments as indicated in the Offeror's Communication and/or any potential revisions or amendments to the content and/or structure of the Offer – amounts to 2.533 BMPS shares for each Mediobanca share tendered in acceptance of the Offer.

For any additional scenarios that may give rise to further adjustments, reference should be made to the Offeror's Communication.

It is acknowledged that the number of newly issued BMPS Shares will be determined on the basis of the actual level of acceptances received in the context of the Offer and may, consequently, vary — without prejudice to compliance with the aforementioned maximum amount — also as a result of any amendments that may be made to the Offer, in accordance with applicable laws and regulations.

The Offer is subject to obtaining the necessary authorizations from the competent authorities, as set forth in Section 1.4 of the Offeror's Communication.

With respect to the Offer conditions, it is noted that the effectiveness of the Offer is subject to the acquisition, following the Offer, of a stake representing at least 66.67% of the voting rights exercisable at the Issuer's shareholders' meetings (the "**Threshold Condition**"), without prejudice to BMPS' right to modify and/or waive – in accordance with the provisions of Article 43, paragraph 1, of the Issuer's Regulation – in whole or in part one or more of the Conditions of Effectiveness, as set forth in Paragraph A.2 of the Information document pursuant to article 70 of the Issuers' Regulation published on the occasion of the extraordinary session of the Shareholders' Meeting of BMPS held on April 17, 2025.

1.3 Reference Date of the Valuation

The reference date of this valuation is March 31, 2025 (the "**Reference Date**"), which corresponds to the most recent date for which financial and economic data regarding the Issuer are available.

With respect to this date, the applicable regulations establish the time limits within which the results of the present valuation may be used for the purposes of the contemplated Contribution transaction.

1.4 Documentation used

The Offeror does not possess any non-public information regarding Mediobanca; consequently, the Offer has been formulated exclusively based on publicly available information. In carrying out its Engagement, KPMG also did not have access to any private information regarding the Issuer, and therefore, the analyses conducted were based solely on publicly available data.

This aspect influences the content and outcomes of this Report, including the methodologies used, the sensitivity analyses carried out, and the results obtained.

For the purposes of this Report, the primary information used to conduct our analyses included the following:

- Press release pursuant to Article 102, paragraph 1, of the TUF and Article 37 of the Issuers' Regulation, published by BMPS on January 24, 2025.
- Press release pursuant to Article 37-ter, paragraph 3, of the Issuers' Regulation, published by BMPS on February 13, 2025.
- Document titled "*The New Italian Banking Champion – Voluntary Public Exchange Offer launched by Banca Monte dei Paschi di Siena on the ordinary shares of Mediobanca,*" presented to the financial community by BMPS on January 24, 2025.

Translation from the Italian original which remains the definitive version. KPMG does not assume nor accept any responsibility for the correctness of the translation of the report. The Italian text shall prevail in the event of any differences or discrepancies with the English translation.

5

KPMG

Banca Monte dei Paschi di Siena S.p.A.
Report pursuant to Article 2343-ter, letter b) of the Italian Civil Code with reference to maximum no. 833,279,689 ordinary shares of Mediobanca – Banca di Credito Finanziario S.p.A. subject to possible contribution in kind within the framework of the voluntary total public exchange offer promoted by Banca Monte dei Paschi di Siena S.p.A.
June 2025

- Explanatory Report of the Board of Directors of BMPS on Item 1 of the Agenda of the Extraordinary Shareholders' Meeting convened on April 17, 2025, regarding the Offer.
- Draft Explanatory Report of the Board of Directors of BMPS on the proposed resolution to be adopted by the Board of Directors itself, in the exercise of the delegation granted by the Extraordinary Shareholders' Meeting convened on April 17, 2025, in relation to the Capital Increase Reserved to the Offer.
- Consolidated and individual financial statements of Mediobanca as of June 30, 2024, subject to full audit by EY S.p.A., with the audit report issued on September 25, 2024.
- Press release including the financial statements as of September 30, 2024, and the presentation of quarterly results as of the same date for Mediobanca.
- Mediobanca's half-year financial report as of December 31, 2024, subject to limited audit by EY S.p.A., which issued its report on February 11, 2025.
- Press release including the financial statements as of December 31, 2024, and the presentation of half-year results, including an update on target indicators for the 2026 fiscal year under the 2023–2026 Business Plan (as defined below).
- Press release including the financial statements as of March 31, 2025, and the presentation of the results for the third quarter ended on March 31, 2025, of Mediobanca.
- Document titled "*Mediobanca One Brand – One Culture, Strategic Guidelines FY 2023–26,*" released to the financial community by Mediobanca on May 24, 2023, outlining expected forward-looking data for the reference period ("**Prospective Data of the 2023–2026 Business Plan**").
- Estimates provided by investment firms regarding the latest expectations for Mediobanca's prospective financial and economic results ("**Analysts' Forecasted Data**").

Additionally, we have relied on other publicly available documents and information necessary for the development of the valuation process.

1.5 Limitations

The Engagement and the results achieved in this Report are subject, in addition to the limitations indicated in paragraph 1.3 above, to the following additional limitations.

The analysis is based on publicly available information and documents relating to Mediobanca, for which no verification, audits, reviews, and/or certifications have been conducted by us, in line with the Engagement and the nature of the documentation available.

During the analyses and in preparing this Report, it was assumed and relied upon the correctness, completeness, and accuracy of all publicly available information and economic-financial and other assumptions. The documents and information used for the analyses under our Engagement were analyzed solely in terms of overall reasonableness and consistency; no verifications or investigations were carried out to identify errors, inaccuracies, latent liabilities of any kind not reflected in the documentation and information available.

The valuation analyses are based on Mediobanca's consolidated financial position as of the Reference Date of March 31, 2025, reflecting the results for the first nine months of the 2025 financial year, communicated to the financial community on May 8, 2025; within the scope of our Engagement, we did not have access to the Management and/or the independent auditors of the Issuer. Moreover, no independent audit procedures were conducted on Mediobanca's financial data, nor were verifications or

Translation from the Italian original which remains the definitive version. KPMG does not assume nor accept any responsibility for the correctness of the translation of the report. The Italian text shall prevail in the event of any differences or discrepancies with the English translation.

6

KPMG

Banca Monte dei Paschi di Siena S.p.A.
Report pursuant to Article 2343-ter, letter b) of the Italian Civil Code with reference to maximum no. 833,279,689 ordinary shares of Mediobanca – Banca di Credito Finanziario S.p.A. subject to possible contribution in kind within the framework of the voluntary total public exchange offer promoted by Banca Monte dei Paschi di Siena S.p.A.
June 2025

investigations carried out regarding the potential existence of tax, contractual, and social security liabilities or risks of any kind not reported in the financial statements and balance sheet of the Issuer.

KPMG conducted its analyses on the assumption that no substantial changes occurred in the economic and financial position of the Issuer between March 31, 2025, and the date of the Report, without prejudice to what is stated in this document regarding the treatment of the Mediobanca Interim Dividend.

Our analyses were also carried out on the basis of the corporate perimeter of the Issuer as at the Reference Date of March 31, 2025. In particular, they do not take into account any effects on the current or prospective financial and economic position of Mediobanca relating to the public exchange offer launched by the Issuer for all the shares of Banca Generali S.p.A., announced on April 28, 2025, following approval by Mediobanca's Board of Directors on April 27, 2025.

The valuation analyses of the Issuer's Shares subject to potential Contribution were conducted under the assumption of normal operations (excluding extraordinary and non-recurring management events) and business continuity.

The valuations underlying our Report were also developed on a stand-alone basis; therefore, the analysis results do not take into account any potential synergies and/or fiscal, accounting, financial, and/or operational impacts related to the transaction in question. In the stand-alone valuation of Mediobanca, the economic-financial effects or potential synergies resulting from the completion of the Offer were not considered.

For our valuations, we used Mediobanca's financial forecast data as reflected in the Prospective Data of the 2023-2026 Business Plan and/or estimates derived from analyst research reports referring to the Issuer. With regard to such prospective data and the other data and information used in the scope of the Engagement, we disclaim any responsibility for their accuracy and completeness; however, we have conducted an analysis of their overall reasonableness, also considering the public disclosures released by the Issuer on the presentation of the results as of December 31, 2024. Forecasts are inherently uncertain and variable, reflecting the company's future strategies. This Report contains no explicit or implicit statements or guarantees regarding the execution and implementation of those strategies and/or the achievement of future results.

It should be noted that these are prospective data, whose assumptions about the future evolution of the Issuer's activities are based on an extended time horizon in a sector (banking) closely tied to macroeconomic and financial market conditions. This situation is further intensified by the current context, characterized by high volatility in Stock Market values, exacerbated by the broader emergency situation linked to international geopolitical instability as well as the uncertainty regarding the medium- to long-term implications of trade tariffs recently announced by major global economies. Consequently, forecasts made based on these assumptions are subject to a certain degree of uncertainty and may not materialize or may materialize in ways that result in outcomes different from those underlying our estimate.

This Report was prepared considering reasonably foreseeable factors, and therefore the valuations did not consider the occurrence of extraordinary and/or unforeseeable events (e.g., new sector regulations, changes in tax law, political and social scenarios, etc.). We also based our Report on economic and market conditions and publicly available information as of the date of the Report itself.

The content of the Report should be interpreted as an estimate of listed shares constituting the entire share capital of Mediobanca, based on generally accepted valuation assumptions and criteria applied in this specific case through valuation methodologies deemed appropriate, in compliance with the received Engagement.

Translation from the Italian original which remains the definitive version. KPMG does not assume nor accept any responsibility for the correctness of the translation of the report. The Italian text shall prevail in the event of any differences or discrepancies with the English translation.

7

KPMG

Banca Monte dei Paschi di Siena S.p.A.

Report pursuant to Article 2343-ter, letter b) of the Italian Civil Code with reference to maximum no. 833,279,689 ordinary shares of Mediobanca – Banca di Credito Finanziario S.p.A. subject to possible contribution in kind within the framework of the voluntary total public exchange offer promoted by Banca Monte dei Paschi di Siena S.p.A.

June 2025

Accordingly, and based on the foregoing, this estimate constitutes an independent opinion regarding the value attributable to the 833,279,689 ordinary shares representing the entirety of the Issuer's share capital as of the date of the Report.

Considering the purpose of our Engagement, which is solely that provided for in Article 2343-ter, paragraph 2, letter b), of the Italian Civil Code, this Report is not intended to replace the independent judgment of Mediobanca shareholders regarding the conditions of the Offer promoted by BMPS, nor does it in any way constitute a recommendation to accept the Offer itself.

Finally, we have obtained confirmation from BMPS Management that they are not aware of any additional significant elements for our work that have not been presented and discussed with us.

1.6 Work performed

For the purpose of fulfilling our Engagement, we have carried out the following activities:

- examination of the information and documents collected;
- analysis of Mediobanca's economic and financial position for the first nine months of the 2025 financial year as of March 31, 2025, the Prospective Data of the 2023-2026 Business Plan, and the Analysts' Forecasted Data;
- analysis of the relevant sector;
- identification of the valuation methodologies deemed applicable, taking into account the distinctive characteristics of Mediobanca, as well as the indications provided by academic literature and valuation practices in the relevant sector;
- definition of the metrics and parameters necessary for the application of the selected valuation methodologies;
- development of the valuation methodologies and sensitivity analysis of the results based on variations in the key valuation parameters adopted;
- analysis of the results obtained.

1.7 Restrictions on the Use of this Fairness

This Report may not be used for purposes other than those indicated in paragraph 1.1 "Purpose of the Report and Terms of the Engagement" and as provided for under Article 2343-ter of the Italian Civil Code. We therefore accept no liability for damages resulting from unauthorized or improper use of this Fairness.

1.8 Main assumptions and difficulties of the valuation

The Engagement was carried out with the following main limitations and difficulties:

- KPMG did not have access to private information concerning the Issuer and/or the Management of Mediobanca. The analyses conducted were therefore based exclusively on publicly available information. This limitation has been reflected in the approach adopted and in the determination of the parameters supporting the valuation process. It cannot be excluded that access to non-public information of the Issuer, all other conditions being equal, could have had a significant impact on the analyses and conclusions set forth in this Report;

Translation from the Italian original which remains the definitive version. KPMG does not assume nor accept any responsibility for the correctness of the translation of the report. The Italian text shall prevail in the event of any differences or discrepancies with the English translation.

8

Banca Monte dei Paschi di Siena S.p.A.
Report pursuant to Article 2343-ter, letter b) of the Italian Civil Code with reference to maximum no. 833,279,689 ordinary shares of Mediobanca – Banca di Credito Finanziario S.p.A. subject to possible contribution in kind within the framework of the voluntary total public exchange offer promoted by Banca Monte dei Paschi di Siena S.p.A.
June 2025

- the valuation analyses were based on prospective financial data, which by their nature involve elements of uncertainty and subjectivity and depend on the actual realization of the assumptions and hypotheses underlying the projections. These assumptions include, *inter alia*, hypothetical scenarios dependent on factors entirely or partially beyond the control of the management and inherently characterized by uncertainty, including potential structural market changes;
- due to the inherent uncertainty of future events, both regarding their occurrence and the timing and magnitude of their manifestation, deviations between prospective data and actual results could be significant, even if the key events underlying the prospective data occur;
- the valuation methodologies employed required the implementation of a complex and structured evaluation process, involving, in particular, the selection of various market financial parameters, which by their nature are subject to potentially significant fluctuations;
- the current macroeconomic environment is characterized by significant uncertainty, resulting in elevated volatility in the market values of equity securities. This volatility has been further intensified by the global state of emergency stemming from geopolitical instability, as well as uncertainty regarding the medium- to long-term implications of trade tariffs recently announced by major global economies. Such market conditions may influence the valuation assumptions adopted in the present analyses and, accordingly, the results derived therefrom. Given that geopolitical tensions remain unresolved, it is not currently possible to reliably assess the medium- to long-term impacts of these events on the real economy and financial markets.

Translation from the Italian original which remains the definitive version. KPMG does not assume nor accept any responsibility for the correctness of the translation of the report. The Italian text shall prevail in the event of any differences or discrepancies with the English translation. 9

KPMG

Banca Monte dei Paschi di Siena S.p.A.
Report pursuant to Article 2343-ter, letter b) of the Italian Civil Code with reference to maximum no. 833,279,689 ordinary shares of Mediobanca – Banca di Credito Finanziario S.p.A. subject to possible contribution in kind within the framework of the voluntary total public exchange offer promoted by Banca Monte dei Paschi di Siena S.p.A.
June 2025

2 Description of the asset to be contributed

2.1 Identification of the contributing company

The contributing company is Banca Monte dei Paschi di Siena S.p.A., a joint-stock company incorporated under the laws of Italy, with registered office in Piazza Salimbeni, 3, Siena, registration number with the Companies Register of Arezzo - Siena and Tax Code no. 00884060526. The Contributing Company is also registered in the Bank Register held by the Bank of Italy under number 5274 and, as the parent company of the Monte dei Paschi di Siena Banking Group (the "**BMPS Group**"), in the Register of Banking Groups under number 1030, as well as a member of the Interbank Fund for Deposit Protection (Fondo Interbancario di Tutela dei Depositi) and the National Guarantee Fund (Fondo Nazionale di Garanzia).

2.2 Object of the Contribution

As part of the Offer under examination, the object of the Contribution consists of a maximum of 833,279,689 ordinary shares of Mediobanca, representing the entire share capital of the Issuer, including treasury shares. The Issuer's shares are admitted to trading on Euronext Milan, a regulated market organized and managed by Borsa Italiana, with ISIN code IT0000062957, and are dematerialized pursuant to Article 83-bis of the TUF.

Mediobanca has its registered office in Milan, Piazzetta Enrico Cuccia, 1, registration number with the Milan Companies' Register and tax code no. 00714490158. Mediobanca is registered in the Bank Register held by the Bank of Italy and, as the parent company of the Mediobanca Banking Group, in the Register of Banking Groups under number 10631, as well as a member of the Interbank Fund for Deposit Protection (Fondo Interbancario di Tutela dei Depositi) and the National Guarantee Fund (Fondo Nazionale di Garanzia).

Translation from the Italian original which remains the definitive version. KPMG does not assume nor accept any responsibility for the correctness of the translation of the report. The Italian text shall prevail in the event of any differences or discrepancies with the English translation.

10

KPMG
Banca Monte dei Paschi di Siena S.p.A.
Report pursuant to Article 2343-ter, letter b) of the Italian Civil Code with reference to maximum no. 833,279,689 ordinary shares of Mediobanca – Banca di Credito Finanziario S.p.A. subject to possible contribution in kind within the framework of the voluntary total public exchange offer promoted by Banca Monte dei Paschi di Siena S.p.A.
June 2025

3 Mediobanca

3.1 Profile

Mediobanca is a specialized financial group, active in Consumer Finance, Wealth Management, and Corporate & Investment Banking. The Issuer is listed on the Mercato Telematico Azionario organized and managed by Borsa Italiana S.p.A. and is included in the FTSE/MIB index.

Mediobanca operates through four main business units:

1) *Consumer Finance* ("**CF**"): Mediobanca operates in consumer credit through Compass, a company that has been active in Italy for over 70 years, offering personal loans. In this segment, the bank also offers services such as purpose loans, credit cards, salary-backed loans, and *buy-now-pay-later*, the latter through the development of Pagolight (a proprietary solution) and participation in HeidiPay.

2) *Wealth Management* ("**WM**"): including three main lines of business related to:

   (i) *Private Banking,* Business unit that serves approximately 11,000 High Net Worth and Ultra High Net Worth individuals, through Mediobanca Private Banking (founded in 2017 from the integration of Banca Esperia into Mediobanca) and CMB Monaco for the clientele. As of June 30, 2024, the segment has 155 advisors and approximately Euro 45 billion in assets under management.

   (ii) *Premier Banking*, services offered to *Affluent* clients, through Mediobanca Premier (formerly CheBanca!). As of June 30, 2024, the bank has over 770,000 clients, 615 financial advisors, 536 managers, and approximately Euro 42 billion in assets under management.

   (iii) *Asset Management*, with the presence of proprietary product factories such as Mediobanca Sgr, Polus Capital, and RAM.

3) *Corporate & Investment Banking* ("**CIB**"): such division offers *capital markets, lending, trading, specialty finance services*, and advisory in *Merger & Acquisition* transactions, company or asset valuations, and *restructuring*.

4) *Insurance* ("**INS**"): The activity in recent years has focused on the active management of Mediobanca's portfolio of investments. The current portfolio essentially includes the investment in Assicurazioni Generali S.p.A. ("**Generali**"), an investment with a significant contribution to Mediobanca's results.

With reference to the stake in Generali, it is noted that such holding is involved in the public exchange offer launched on April 28, 2025, by the Issuer, targeting the entirety of the shares issued by Banca Generali S.p.A. Under the terms of the offer, Mediobanca would grant, for each Banca Generali S.p.A. share tendered in acceptance, a fixed consideration - subject to no adjustments (except as provided under paragraph 3.2.1 of the notice issued by Mediobanca pursuant to Article 102 of the Consolidated Financial Act) - consisting of 1.70 ordinary shares of Generali held by Mediobanca.

As of the date of this Report, the Issuer's share capital consisted of 833,279,689 ordinary shares with no par value. As at the Reference Date of March 31, 2025, the share capital was composed of 814,459,551 outstanding shares and 18,820,138 treasury shares held in portfolio.

It is also specified that the Issuer's Extraordinary Shareholders' Meeting, held on October 28, 2024, resolved to cancel up to a maximum of 30,000,000 treasury shares that may be acquired (and not used) pursuant to the resolution passed at the ordinary shareholders' meeting held on the same date. Pursuant to the resolution passed, the cancellation may be carried out in several instalments or in one lump sum, however, within 18 months from the date of the shareholders' resolution. The share buyback and

Translation from the Italian original which remains the definitive version. KPMG does not assume nor accept any responsibility for the correctness of the translation of the report. The Italian text shall prevail in the event of any differences or discrepancies with the English translation.
11

KPMG

Banca Monte dei Paschi di Siena S.p.A.

Report pursuant to Article 2343-ter, letter b) of the Italian Civil Code with reference to maximum no. 833,279,689 ordinary shares of Mediobanca – Banca di Credito Finanziario S.p.A. subject to possible contribution in kind within the framework of the voluntary total public exchange offer promoted by Banca Monte dei Paschi di Siena S.p.A.

June 2025

cancellation program have a value of approximately Euro 385 million. The operation has been authorized by the European Central Bank.

As of the date of this Report - based on the notifications pursuant to Article 120 of the TUF, as published on Consob's website - the following persons hold shares of the Issuer's share capital or voting rights exceeding 3% of the Issuer's ordinary share capital[1]:

- Francesco Gaetano Caltagirone: 5.499%;
- Delfin SARL: 19.390%;
- Banca Mediolanum S.p.A.: 3.343%.

3.2 Financial and economic position of Mediobanca as of June 30, 2024 and March 31, 2025

The financial and economic position of Mediobanca as of March 31, 2025 is reported below. Mediobanca adopts a fiscal year ending on June 30, each year; therefore, the data for the month of December corresponds to the results of the semi-annual financial report.

Table 1. Income statement of the Mediobanca Group

Income Statements Mediobanca Group	30/06/2023	30/06/2024	31/03/2024	31/03/2025	YoY%
€ mn	FY	FY	9m	9m	9m
Net interest income	1,801	1,985	1,492	1,476	(1.1%)
Net treasury income	206	172	134	137	2.7%
Net fee and commission income	843	939	660	819	24.1%
Equity-accounted companies	454	510	342	335	(2.0%)
Total income	3,303	3,607	2,628	2,768	5.3%
Labour costs	(728)	(805)	(587)	(629)	7.1%
Administrative expenses	(685)	(738)	(537)	(548)	2.1%
Operating costs	(1,413)	(1,542)	(1,124)	(1,177)	4.7%
Loan loss provisions	(270)	(252)	(196)	(186)	(4.9%)
Provisions for other financial assets	(7)	14	15	20	28.3%
Other income (losses)	(186)	(90)	(26)	(25)	(6.1%)
Profit before tax	1,427	1,736	1,298	1,400	7.9%
Income tax for the period	(394)	(437)	(331)	(348)	4.9%
Minority interest	(7)	(26)	(20)	(59)	n.m.
Net Profit	1,026	1,273	946	993	5.0%

Source: Financial statements and reports of Mediobanca.

1 Quotes refer to the entirety of shares related to the declarant or the entity at the top of the ownership chain.

Translation from the Italian original which remains the definitive version. KPMG does not assume nor accept any responsibility for the correctness of the translation of the report. The Italian text shall prevail in the event of any differences or discrepancies with the English translation. 12

KPMG

Banca Monte dei Paschi di Siena S.p.A.

Report pursuant to Article 2343-ter, letter b) of the Italian Civil Code with reference to maximum no. 833,279,689 ordinary shares of Mediobanca – Banca di Credito Finanziario S.p.A. subject to possible contribution in kind within the framework of the voluntary total public exchange offer promoted by Banca Monte dei Paschi di Siena S.p.A.

June 2025

Table 2. Divisional income statement of the Mediobanca Group as of March 31, 2025

Income Statements by Business Unit	CF	WM	CIB	INS	Holding Functions	Group[1]
9 months 31/03/2025 (€ mn)						
Net interest income	**845**	**305**	**238**	**(5)**	**61**	**1,476**
Net treasury income	-	9	99	19	13	137
Net fee and commission income	**110**	**413**	**341**	**(1)**	**4**	**819**
Equity-accounted companies	(0.4)	-	-	337	(1)	335
Total income	**954**	**727**	**677**	**349**	**77**	**2,768**
Labour costs	(94)	(251)	(174)	(3)	(107)	(629)
Administrative expenses	(197)	(223)	(123)	(1)	(21)	(548)
Operating costs	**(291)**	**(474)**	**(297)**	**(4)**	**(128)**	**(1,177)**
Loan loss provisions	(202)	1	12	-	3	(186)
Provisions for other financial assets	-	0.3	-	18	2	20
Other income (losses)	-	(5)	(3)	-	(2)	(25)
Profit before tax	**461**	**249**	**389**	**363**	**(48)**	**1,400**
Income tax for the period	(153)	(78)	(109)	(13)	(1)	(348)
Minority interest	-	(2)	(56)	-	(1)	(59)
Net Profit	**308**	**169**	**225**	**350**	**(50)**	**993**
RWA	**13,956**	**6,334**	**14,058**	**8,016**	**3,980**	**46,344**

Source: Financial report as of March 31, 2025, of Mediobanca.

- The consolidated revenues for the nine-month period grew by 5.3%, from Euro 2,628 million to Euro 2,768 million, with a quarterly contribution of Euro 920 million in the third quarter.
- The net interest income reached Euro 1,476 million, compared to Euro 1,492 million as of March 31, 2024 (-1.1%). However, the quarterly contribution of Euro 497 million shows a slight increase, supported by the recovery in volumes and the resilience of asset yields. The consolidated result was primarily supported by the expansion of the CF segment, which recorded year-on-year growth of 8.6%. The CIB division remained broadly stable at approximately €238 million. WM reported a slight decline to around €305 million, reflecting stable asset volumes and a decrease in yields.
- Net fee and commission income recorded growth equal to 24.1% on a yearly basis, reaching Euro 819 million. WM fees increased by 13.7% year-on-year, totaling Euro 413 million, while CIB division fees rose to Euro 341 million, up 51.6% compared to the previous year, also thanks to the inclusion of Arma Partners.
- The contribution of Assicurazioni Generali to the *equity method* declined slightly, from Euro 338 million to Euro 329 million. Other IAS 28 investments contributed Euro 6 million, compared to Euro 4 million in the previous year.
- Operating costs increased by 4.7% on a yearly basis, reaching Euro 1,177 million. Despite such increase, the cost-to-income ratio remained virtually unchanged at 42.5%. The rise in costs affected all the main components:
  - Labour costs increased by 7.1%, from Euro 587 million to Euro 629 million. The increase was driven by the rise in the number of employees (FTE +2.2%, from 5,387 to 5,508).

1 The sum of the divisional data differs from the Group total due to adjustments/differences arising on consolidation between business areas (equal to Euro 9 million).

Translation from the Italian original which remains the definitive version. KPMG does not assume nor accept any responsibility for the correctness of the translation of the report. The Italian text shall prevail in the event of any differences or discrepancies with the English translation. 13

KPMG

Banca Monte dei Paschi di Siena S.p.A.
Report pursuant to Article 2343-ter, letter b) of the Italian Civil Code with reference to maximum no. 833,279,689 ordinary shares of Mediobanca – Banca di Credito Finanziario S.p.A. subject to possible contribution in kind within the framework of the voluntary total public exchange offer promoted by Banca Monte dei Paschi di Siena S.p.A.
June 2025

- Administrative expenses increased by 2.1%, reaching Euro 548 million. The increase was mainly driven by technology expenses (+2.0%), *back office* and *operations costs* (+4%), and credit recovery expenses (+2% to Euro 31 million).

Table 3. Divisional Income Statement of the Mediobanca Group as of March 31, 2024

Income Statements by Business Unit	CF	WM	CIB	INS	Holding Functions	Group[1]
9 months 31/03/2024 (€ mn)						
Net interest income	**778**	**320**	**233**	**(5)**	**139**	**1,492**
Net treasury income	0	7	78	12	33	134
Net fee and commission income	**110**	**363**	**225**	**-**	**8**	**660**
Equity-accounted companies	(0.4)	-	-	342	-	342
Total income	**888**	**690**	**536**	**349**	**180**	**2,628**
Labour costs	(89)	(244)	(147)	(3)	(104)	(587)
Administrative expenses	(183)	(213)	(119)	(1)	(35)	(537)
Operating costs	**(271)**	**(457)**	**(267)**	**(4)**	**(139)**	**(1,124)**
Loan loss provisions	(184)	(9)	3	-	6	(196)
Provisions for other financial assets	-	1.4	3	20	(3)	15
Other income (losses)	0	(3)	1	-	(24)	(26)
Profit before tax	**433**	**223**	**270**	**365**	**8**	**1,298**
Income tax for the period	(141)	(69)	(84)	(12)	(24)	(331)
Minority interest	-	(1)	(17)	-	(2)	(20)
Net Profit	**292**	**153**	**169**	**353**	**(18)**	**946**
RWA	**14,748**	**5,765**	**16,277**	**8,068**	**3,916**	**48,774**

Source: Financial report as of March 31, 2024, of Mediobanca.

1 The sum of the divisional data differs from the Group total due to adjustments/differences arising on consolidation between business areas (equal to Euro 2,8 million).

Translation from the Italian original which remains the definitive version. KPMG does not assume nor accept any responsibility for the correctness of the translation of the report. The Italian text shall prevail in the event of any differences or discrepancies with the English translation. 14

KPMG

Banca Monte dei Paschi di Siena S.p.A.

Report pursuant to Article 2343-ter, letter b) of the Italian Civil Code with reference to maximum no. 833,279,689 ordinary shares of Mediobanca – Banca di Credito Finanziario S.p.A. subject to possible contribution in kind within the framework of the voluntary total public exchange offer promoted by Banca Monte dei Paschi di Siena S.p.A.

June 2025

Table 4. Statement of Financial Position of the Mediobanca Group as of December 31, 2024, and March 31, 2025

Balance Sheet Mediobanca Group	31/12/2024	31/03/2025	%
€ mn			
Financial assets held for trading	15,172	16,561	9.2%
Treasury financial assets	10,386	9,487	(8.7%)
Equity Holdings	**4,992**	**5,112**	**2.4%**
Equity Investments	4,092	-	n.a.
Other Investments	900	-	n.a.
Customer loans	**53,859**	**54,022**	**0.3%**
Corporate	17,170	17,347	1.0%
Specialty Finance	2,707	2,377	(12.2%)
Consumer Finance	15,564	15,821	1.6%
Mortgages	12,615	12,675	0.5%
Private banking	4,474	4,506	0.7%
Leasing e Gestione NPL	1,329	1,297	(2.4%)
Tangible and intangible assets	1,639	1,697	3.5%
Other assets	1,801	1,997	10.9%
Total assets	**99,912**	**100,770**	**0.9%**
Funding	**64,211**	**66,131**	**3.0%**
MB bonds	28,728	30,003	4.4%
Premier Banking deposits	17,904	17,922	0.1%
Private Banking deposits	10,292	10,929	6.2%
ECB	-	-	
Banks and other	7,287	7,276	(0.2%)
Treasury financial liabilities	11,841	9,861	(16.7%)
Financial liabilities held for trading	9,095	9,539	4.9%
Other liabilities	3,295	3,636	10.3%
Provisions	149	140	(6.3%)
Net equity	**11,321**	**11,464**	**1.3%**
Minority interest	86	14	(83.6%)
Profit for the period	660	993	50.6%
Total liabilities	**99,912**	**100,770**	**0.9%**
Net TFA	**106,824**	**108,272**	**1.4%**
Premier	44,826	46,201	3.1%
Private/HNWI	47,167	46,942	(0.5%)
Asset Management	31,686	32,220	1.7%
Intercompany	(16,854)	(17,090)	1.4%
Regulatory Capital			
CET 1 capital	7,248	7,210	(0.5%)
Total capital	8,381	8,582	2.4%
RWA	47,561	46,344	(2.6%)

Source: Financial Statements and Reports of Mediobanca.

Translation from the Italian original which remains the definitive version. KPMG does not assume nor accept any responsibility for the correctness of the translation of the report. The Italian text shall prevail in the event of any differences or discrepancies with the English translation. 15

KPMG

Banca Monte dei Paschi di Siena S.p.A.
Report pursuant to Article 2343-ter, letter b) of the Italian Civil Code with reference to maximum no. 833,279,689 ordinary shares of Mediobanca – Banca di Credito Finanziario S.p.A. subject to possible contribution in kind within the framework of the voluntary total public exchange offer promoted by Banca Monte dei Paschi di Siena S.p.A.
June 2025

- The total assets as of March 31, 2025, show a slight increase in the quarter, rising from Euro 99.9 billion to Euro 100.8 billion.
- Customer loans remained broadly stable, increasing slightly from Euro 53.9 billion as of December 31, 2024 to Euro 54.0 billion as of March 31, 2025.
- The securities in the *banking book* declined modestly by 1.4%, from Euro 12.1 billion to Euro 11.9 billion as of March 31, 2025.
- Total funding increased from Euro 64.2 billion to Euro 66.1 billion, with a growing securitized component after new issuances of Euro 2.2 billion in the last quarter. Mediobanca bonds contributed a 4.4% increase in total funding, rising from Euro 28.7 billion to Euro 30.0 billion.
- Total Financial Assets (TFA) rose to Euro 108.3 billion (+1.4% compared to December 31, 2024), supported by net inflows of Euro 2.3 billion. Assets under management increased to Euro 49.4 billion (+2.5%), with net inflows of Euro 1.8 billion. Assets under administration remained broadly stable at Euro 30 billion, while deposits increase to Euro 28.9 billion from Euro 28.2 billion as of December 31, 2024.

The consolidated net equity of Mediobanca as of March 31, 2025, amounted to Euro 11,463.8 million, including the equity attributable to non-controlling interests of Euro 14.1 million. The net equity attributable to the parent company therefore totals Euro 11,449.7 million and is primarily composed of:

- Share capital of Euro 444.7 million;
- Other reserves of Euro 10,185.2 million;
- Negative valuation reserve of Euro 173.4 million;
- Net profit for the period amounting to Euro 993.2 million.

Finally, as of March 31, 2025, Mediobanca's CET1 Ratio stands at 15.6%, with the application of the Danish Compromise and including approximately 75 basis points from the results of the first nine months, net of dividends (assuming a 70% payout ratio). The Corep CET1 Ratio, excluding retained earnings from the first nine months, amounts to 14.8%. On a fully loaded basis, the CET1 Ratio is 15.3%, factoring in the full impact of CRR3 implementation, but excluding the effects related to the Fundamental Review of the Trading Book (FRTB).

3.3 Prospective Data of Mediobanca's 2023-2026 Business Plan

Prospective Data of Mediobanca's 2023-2026 Business Plan, illustrated below, were disclosed to the financial community on May 24, 2023, and confirmed on August 1, 2024, during the communication of the annual results as of June 30, 2024. On February 11, 2025, as part of the presentation of the semi-annual results as of December 31, 2024, Mediobanca updated, revising upwards, the targets set for certain performance indicators related to *fiscal year* 2026.

Mediobanca has outlined a strategic plan for the FY23-26 period with defined objectives for each business unit, as represented below:

- ***Consumer Finance***, Mediobanca intends to expand its network by strengthening its presence in emerging markets and exploring new customer segments through its digital channels. The goal is to consolidate the *Consumer Finance* revenue streams within the Mediobanca group.

Translation from the Italian original which remains the definitive version. KPMG does not assume nor accept any responsibility for the correctness of the translation of the report. The Italian text shall prevail in the event of any differences or discrepancies with the English translation.

16

Banca Monte dei Paschi di Siena S.p.A.
Report pursuant to Article 2343-ter, letter b) of the Italian Civil Code with reference to maximum no. 833,279,689 ordinary shares of Mediobanca – Banca di Credito Finanziario S.p.A. subject to possible contribution in kind within the framework of the voluntary total public exchange offer promoted by Banca Monte dei Paschi di Siena S.p.A.
June 2025

- ***Wealth Management***, Mediobanca aims to close the size gap with the main Italian competitors by leveraging the potential of the HNWI/UHNWI clients (clients with net worth exceeding Euro 5 million and Euro 20 million, respectively) and repositioning the Premier segment. The goal is to achieve double-digit growth in TFAs, revenues, and profits.
- ***Corporate & Investment Banking***, Mediobanca aims to create a *capital light* European platform by primarily investing in low capital absorbing activities and leveraging potential synergies with *Wealth Management*, with the goal of significantly reducing RWAs over the course of the plan and consolidating revenue streams.
- ***Insurance***, the goal is to make this business area a significant source of revenue within the Group, while simultaneously limiting the capital absorption of its assets.

Below are the main economic and financial figures expected for the fiscal year 2023 and for the last year of projection (i.e., 2026), compared with the same figures derived from the actual data as of June 30, 2023 and June 30, 2024. Also included are the *revised data*, relating to certain targets for the year 2026, as communicated on February 11, 2025, during the presentation of the semi-annual data as of December 31, 2024 to the financial community.

Table 5. Prospective Data of the 2023-2026 Business Plan and revised 2026 targets

Mediobanca Group	30/06/2023 E	30/06/2026 E	30/06/2023 A	30/06/2024 A	30/06/2026 Revised
€ bn / %					
Main financial data					
Total income	3.2	3.8	3.3	3.6	~4
Cost/income	~44%	~44%	42.8%	42.8%	n.a.
Net profit	~1.1	~1.4	1.0	1.3	> 1.4
KPIs					
RoRWA	~2.1%	~2.7%	2.1%	2.7%	n.a.
o/w WM	~2.9%	~4.0%	3.1%	3.6%	n.a.
o/w CF	~2.7%	~2.9%	2.9%	2.7%	n.a.
o/w CIB	~1.0%	~1.6%	1.2%	1.5%	n.a.
ROTE	~12%	~15%	12.7%	14.0%	n.a.
EPS	1.15	1.80	1.21	1.53	n.a.
Main capital financial data					
TFA	> 85	~115	88.0	99.4	n.a.
o/w direct banking funding	~30%	~25%	32%	28%	n.a.
o/w AUM / AUA	~70%	~75%	68%	72%	n.a.
RWA	~52	~51	51.4	47.6	n.a.
RWA Density	~57%	~52%	56.1%	48.0%	n.a.
CET1 Ratio	15.4%	14.5%	15.9%	15.2%	n.a.
FTE (#k)	5.3	5.8	5.4	5.4	n.a.

Source: Document "Mediobanca One Brand – One Culture, Strategic Guidelines FY 2023-26", financial statements as of June 30, 2023, and June 30, 2024, Mediobanca's Half-Year Report and Results Presentation as of December 31, 2024.

The Prospective Data of Mediobanca's 2023-2026 Business Plan and the revised targets represent, as of the date of this Report, the most recent forward-looking information publicly available, communicated by the Issuer to the financial community.

Translation from the Italian original which remains the definitive version. KPMG does not assume nor accept any responsibility for the correctness of the translation of the report. The Italian text shall prevail in the event of any differences or discrepancies with the English translation. 17

KPMG

Banca Monte dei Paschi di Siena S.p.A.
Report pursuant to Article 2343-ter, letter b) of the Italian Civil Code with reference to maximum no. 833,279,689 ordinary shares of Mediobanca – Banca di Credito Finanziario S.p.A. subject to possible contribution in kind within the framework of the voluntary total public exchange offer promoted by Banca Monte dei Paschi di Siena S.p.A.
June 2025

4 Valuation of Mediobanca Shares

4.1 Introduction

The subject of this Report is the evaluation of the 833,279,689 ordinary shares of Mediobanca (including treasury shares), which are the subject of the Offer and constitute, as of today, the entire share capital of the Issuer. Therefore:

- the subject of the valuation is represented by the total number of shares that collectively considered constitute the entire share capital of Mediobanca;
- the perspective to be adopted in the valuation is that of a party acquiring the entire ordinary share capital of Mediobanca. This perspective must consider the company being valued from a going concern and *stand alone* basis, thus excluding any specific synergies or other economic-financial effects resulting from a potential integration.

Based on the Engagement, the purpose of this report is to provide an independent and autonomous Opinion, in accordance with the provisions of Article 2343-ter of the Civil Code, aimed at verifying that the fair value of the asset subject to the Contribution is not lower than the value attributed to it for the purposes of the Capital Increase Reserved to the Offer, including any share premium.

The estimation methodologies and their application in the valuation are based on the general principle of prudence and consider the objective that the legal provision, which is to prevent in-kind contributions from being overvalued and artificially inflating the assets of the receiving company.

It should be noted that, given the timing of the transaction, our Report concerns the fair value attributable to the Mediobanca Shares subject to the Contribution, as estimated on the date of issuance of our Report. This value serves as a threshold reference for determining the share capital and any share premium of the Capital Increase Reserved to the Offer. The final value of the Capital Increase Reserved to the Offer will only be determinable closer to its execution, based on the issue price of BMPS shares and the actual number of newly issued shares.

4.2 Selection of Valuation Methodologies

The valuation methods for Mediobanca shares have been selected from those generally accepted in the market, considering not only the available information but also the conditions of the Offer, the sector in which the Issuer operates, the distinctive characteristics of the Mediobanca Group, and the contribution of the individual business units to the overall profitability of the Group. Additionally, the evaluation practices align with national and international standards.

The Reference Date for our valuations is March 31, 2025. The valuations are based on the economic and financial data, as well as the capital requirements and supervisory ratios of the Mediobanca Group as of that date. The issuer's share price data refers to information prior to the announcement of the Offer (January 24, 2025), while market parameters and Target Prices have been determined close to the issuance date of this report.

The analyses were developed exclusively based on publicly available information. The historical economic and financial results achieved by Mediobanca were considered, along with the Prospective Data of the 2023-2026 Business Plan, the Analysts' Forecasted Data, and the Target Prices from financial analysts regarding the future performance of Mediobanca, as well as the Stock Market quotations.

Translation from the Italian original which remains the definitive version. KPMG does not assume nor accept any responsibility for the correctness of the translation of the report. The Italian text shall prevail in the event of any differences or discrepancies with the English translation. 18

KPMG

Banca Monte dei Paschi di Siena S.p.A.
Report pursuant to Article 2343-ter, letter b) of the Italian Civil Code with reference to maximum no. 833,279,689 ordinary shares of Mediobanca – Banca di Credito Finanziario S.p.A. subject to possible contribution in kind within the framework of the voluntary total public exchange offer promoted by Banca Monte dei Paschi di Siena S.p.A.
June 2025

Based on this information, we developed an evaluation opinion through a variety of methods. In particular, the following methods were considered:

- The *Sum of the Parts* approach, to separately value: (i) the business units related to the CF, WM and CIB segments of Mediobanca, using the *Gordon* method, the *Trading Multiples* method, and *Regression Analysis* method; (ii) Mediobanca's stake in Generali, using the *Market Quotations* of the listed insurance company; (iii) other investments apart from Generali, valued at book value;
- The *Stock Market Prices* method;
- The *Target Prices* method;
- The *Dividend Discount Model* in the variant of *Excess Capital*.

The determination of the fair value of the Issuer's shares was carried out on a "ex-dividend" basis, excluding the value of the Mediobanca Interim Dividend of Euro 455 million (equivalent to Euro 0.560 per share), which was paid by the Issuer on May 9, 2025.

In the course of the valuation analyses, a regulatory capital position was assumed, with the permanent application of the Danish Compromise to Mediobanca's stake in Generali, in line with the information provided in the consolidated and individual financial statements of the Issuer as of June 30, 2024. It is reported that "*following the conclusion of the process to define the new Basel regulatory framework, on April 24, 2024, the final version of the European regulation (so-called CRR3) was approved, making permanent, for the calculation of capital ratios (in particular CET1), the current treatment applied to the participations (so-called Danish Compromise), which would otherwise have expired on January 1, 2025.*"

The following provides a brief description of the valuation methodologies used, as well as their application.

4.3 The Sum of the Parts Method

The "Sum of the Parts" ("**SoP**") approach determines the economic value of a company as the sum of the economic values attributable to the different business units operating within the same legal entity. This methodology applies both to holding companies that own equity interests in operating companies active in heterogeneous business sectors and to companies conducting diversified business activities within the same corporate structure. In this context, the company's economic value is determined as the aggregation of the economic values attributable to each business unit based on its specific risk profile, the corresponding expected return, and the capital allocated to each.

As previously stated, the economic value of Mediobanca's business units, CF, WM and CIB has been determined by applying the following valuation methodologies, each consistently and homogeneously applied to all three business units: (i) the Gordon method; (ii) the trading multiples method; (iii) the regression analysis method.

In applying these methodologies, the following values have been separately determined:

- the value of the Holding function, considering the implied multiple derived from the valuation of the three business units;
- the value of the participation in Generali;
- other participations, valued at their carrying values.

Translation from the Italian original which remains the definitive version. KPMG does not assume nor accept any responsibility for the correctness of the translation of the report. The Italian text shall prevail in the event of any differences or discrepancies with the English translation. 19

KPMG

Banca Monte dei Paschi di Siena S.p.A.
Report pursuant to Article 2343-ter, letter b) of the Italian Civil Code with reference to maximum no. 833,279,689 ordinary shares of Mediobanca – Banca di Credito Finanziario S.p.A. subject to possible contribution in kind within the framework of the voluntary total public exchange offer promoted by Banca Monte dei Paschi di Siena S.p.A.
June 2025

4.3.1 Gordon method

The Gordon growth method estimates the economic value of a company or a business unit based on the present value of the projected profitability deemed sustainable in the long term, capitalized in perpetuity, taking into account a sustainable expected growth rate of *net income* (g-rate) and the rate of return required by investors for investments with a similar risk profile (Ke).

In this specific case, to determine the fair value of the individual business units (CF, WM and CIB), the equivalent variant of the method has been applied using the following formula:

$$W = \frac{RORAC - g}{k_e - g} * CA$$

where:

W	= Economic value of the individual business unit.
$RORAC$	= Sustainable future profitability in the long term, considering the allocated capital, estimated under two different scenarios: (i) historical profitability and (ii) projected profitability.
g	= Expected long-term growth rate of the sustainable average expected result, assumed to be equal to the expected long-term inflation rate for Italy, set at 2.0% (Source: *International Monetary Fund*).
k_e	= Cost of equity, determined based on the application of the Capital Asset Pricing Model ("**CAPM**") formula, and differentiated for each business unit (CF: 11.5%, WM: 11.1%, CIB: 11.3%).
CA	= Capital allocated to individual business units, based on their specific Risk-Weighted Assets (RWA) and a CET1 Ratio Target equal to 13.5%, corresponding to the minimum CET1 level indicated by Mediobanca's Management in the Prospective Data of the 2023-2026 Business Plan.

For the determination of the fair value of Mediobanca shares, the value attributable to the following elements was also considered: (i) the holding function, (ii) the participation in Generali, based on the three-month average price, (iii) participations in other companies, and (iv) excess capital relative to the identified target capital requirement.

The valuations obtained were subject to sensitivity analysis, where applicable, with respect to the cost of equity, the expected growth rate, and the sustainable long-term future profitability.

4.3.2 Trading multiples method

The trading multiples method is based on the analysis of Stock Market quotations for a selected sample of companies with characteristics similar to those of the entity under evaluation (comparable publicly traded companies) and the subsequent application of the multiples derived from this analysis to the corresponding financial metrics of the company being valued.

This approach relies on determining multipliers obtained by relating the Stock Market capitalization to economic, financial, or operational indicators of the companies.

Translation from the Italian original which remains the definitive version. KPMG does not assume nor accept any responsibility for the correctness of the translation of the report. The Italian text shall prevail in the event of any differences or discrepancies with the English translation. 20

KPMG

Banca Monte dei Paschi di Siena S.p.A.

Report pursuant to Article 2343-ter, letter b) of the Italian Civil Code with reference to maximum no. 833,279,689 ordinary shares of Mediobanca – Banca di Credito Finanziario S.p.A. subject to possible contribution in kind within the framework of the voluntary total public exchange offer promoted by Banca Monte dei Paschi di Siena S.p.A.

June 2025

One of the fundamental assumptions underlying the trading multiples method is the comparability between the entity being valued and the companies selected as the peer group. The reliability of the results is therefore strictly dependent on the comparability of the sample. The choice of multiples is based on the characteristics of the sector in which the company operates.

In this specific case, given the heterogeneous nature of Mediobanca's three business units, CF, WM and CIB three separate peer groups of comparable publicly traded companies operating in the Italian and international markets have been selected.

For the application of this methodology, the Price-to-Earnings ratio ("**P/E**") has been selected as the reference multiple. This multiple is widely recognized and used both nationally and internationally and aligns with professional valuation practices for companies operating in Mediobanca's business units.

The average P/E multiples identified for the individual business units were applied to their respective estimates of expected net income under two different scenarios, measured over a twelve-month horizon for the year 2025, based on (i) the Prospective Data of the 2023-2026 Business Plan, and (ii) the Analysts' Forecasted Data.

These valuations also considered actual results as of March 31, 2025.

As with the Gordon method, the application was conducted using a Sum of the Parts approach, valuing separately the holding function, the participation in Generali valued on the average market price over the past three months and participations in other companies.

4.3.3 Regression analysis method

The regression analysis method is based on the examination of Stock Market quotations of listed companies deemed comparable to the company or business unit under valuation. This approach involves the identification of specific multiples, determined by relating market capitalizations to economic, equity, financial, or operational metrics of the reference companies.

In this specific case, this empirical methodology allows for the determination of the economic value of the company or business unit under valuation based on the statistical correlation between the expected return on tangible net asset value for the year 2026 (Return on Net Asset Value, hereinafter "**RONAV**") and the ratio between market capitalization and expected tangible net asset value for the year 2025 (the "**P/NAV**" multiple), calculated based on a sample of comparable publicly traded companies.

With specific reference to the valuation of Mediobanca's business units, considering their operational characteristics, the analysis was conducted using a "Sum of the Parts" approach, distinguishing:

(i) the banking division and other equity investments, based on the application of the regression analysis method, considering Mediobanca's expected RONAV - estimated on the basis of (i) the Prospective Data of Mediobanca's 2023-2026 Business Plan, and (ii) Analysts' Forecasted Data - and tangible net asset value for 2025, adjusted for the contribution and carrying value of the stake in Generali;

(ii) the participation in Generali, valued based on the average market price over the past three months.

Translation from the Italian original which remains the definitive version. KPMG does not assume nor accept any responsibility for the correctness of the translation of the report. The Italian text shall prevail in the event of any differences or discrepancies with the English translation.

21

KPMG

Banca Monte dei Paschi di Siena S.p.A.
Report pursuant to Article 2343-ter, letter b) of the Italian Civil Code with reference to maximum no. 833,279,689 ordinary shares of Mediobanca – Banca di Credito Finanziario S.p.A. subject to possible contribution in kind within the framework of the voluntary total public exchange offer promoted by Banca Monte dei Paschi di Siena S.p.A.
June 2025

4.4 Dividend Discount Model Method

The Dividend Discount Model ("**DDM**") determines the value of a company based on the projected dividends flows it is expected to generate over time. In this specific case, has been applied the excess capital variant methodology of the DDM, according to which the economic value of a company is equal to the sum of the following components:

- the present value of future cash flows generated over a defined explicit planning horizon and distributable to shareholders, while maintaining a target capitalization level consistent with the guidelines set forth by the Supervisory Authority or with the company's specific medium-long term targets, and in any case, compatible with the nature and expected evolution of its activities;
- the present value of a perpetuity, defined based on a sustainable dividend for the periods following the explicit planning horizon, consistent with a pay-out ratio (dividend/net income ratio) that reflects a sustainable long-term profitability. This value is hereinafter also referred to as the Terminal Value ("**Terminal Value**").

The methodology described above is independent of the actual dividend distribution policies adopted within the planning period under consideration.

The formula underlying the DDM methodology is as follows:

$$W = \sum_{i=1}^{n} \frac{D_i}{(1+k_e)^i} + \frac{TV}{(1+k_e)^n}$$

where:

W = Economic value of the company under valuation.

k_e = Cost of equity.

D_i = Expected dividends during the explicit projection period while maintaining a target capitalization level.

n = Explicit planning period (expressed in number of years).

TV = Terminal Value, assumed as the present value of the perpetuity estimated based on the sustainable dividend for the years following the explicit planning period.

For the purpose of determining future economic flows, reference was made to the Prospective Data of Mediobanca's 2023-2026 Business Plan, also compared with Analysts' Forecasted Data and the Issuer's recent public communications to the financial community, which highlighted an upward revision of the targets compared to the Prospective Data of the 2023-2026 Business Plan presented on May 24, 2023. However, given the nature of our Report, which is based on the principle of prudence, the latter has been used as the baseline scenario for the determination of the value of Mediobanca Shares.

Furthermore, for the estimation of maximum distributable cash flows, a minimum capitalization level was assumed, corresponding to a CET 1 Ratio Target equal to 13.5%, which represents the minimum CET 1 level indicated by Mediobanca's Management in the Prospective Data of the 2023-2026 Business Plan.

For the determination of the Terminal Value, a long-term growth rate equal to 2.0% was considered, in line with long-term inflation forecasts for Italy (Source: International Monetary Fund).

Translation from the Italian original which remains the definitive version. KPMG does not assume nor accept any responsibility for the correctness of the translation of the report. The Italian text shall prevail in the event of any differences or discrepancies with the English translation. 22

KPMG

Banca Monte dei Paschi di Siena S.p.A.

Report pursuant to Article 2343-ter, letter b) of the Italian Civil Code with reference to maximum no. 833,279,689 ordinary shares of Mediobanca – Banca di Credito Finanziario S.p.A. subject to possible contribution in kind within the framework of the voluntary total public exchange offer promoted by Banca Monte dei Paschi di Siena S.p.A.

June 2025

The resulting cash flows were discounted based on a cost of equity equal to 10.99%, resulting from the average of (i) the Ke obtained from the application of the CAPM model, equal to 10.97%, and (ii) the Ke estimated by analysts covering Mediobanca's stock, equal to 11.00%.

The cost of equity obtained from the CAPM model was calculated based on the following formula and on parameters updated close to the date of issuance of this Report, 2025:

$$k_e = R_f + \beta \times (R_m - R_f) + SRP$$

where:

R_f = Risk-free rate, identified based on the average gross yield recorded of the 10-year Italian government bond (BTP Italia) over the past month, equal to 3.5% (Source: Information data provider).

β = Beta coefficient, which measures the risk of a specific stock relative to the overall stock market. In this case, the weekly beta observed over the past two years for Mediobanca was adopted, equal to 1.18 (Source: Information data provider).

$R_m - R_f$ = Equity risk premium, which represents the additional return investors require for investing in equities rather than risk-free assets. In this case, the premium was determined to be 5.5%, consistent with long-term observations for an advanced economy.

SRP = Specific Risk Premium ("**SRP**"), an additional risk premium factor of 1.0%, related to the nature of the Engagement, which has been based on publicly available information without direct access to Mediobanca's *Management*.

The valuations obtained were subjected to a sensitivity analysis concerning the cost of equity and the CET 1 Ratio Target.

4.5 Stock Market prices method

The Stock Market prices method estimates the fair value of a listed company by using market prices and market capitalization as key information. This approach relies on stock prices recorded over time periods deemed significant, assuming a strong correlation between the market prices of the shares under evaluation and their economic value.

According to this method, the stock prices of liquid shares listed on efficient markets serve as a reliable indicator of a company's value, as they tend to reflect all publicly available information about the company. The stock price levels result from a systematic market negotiation process that incorporates investors' expectations regarding the company's profitability, financial strength, risk profile, and growth prospects.

In this context, a company's stock prices are considered reliable when the reference markets exhibit a high level of efficiency, the stock is highly liquid, and the selected period is long enough to offset the impact of extraordinary events causing short-term fluctuations or speculative pressures. While Stock Market quotations represent market-driven values, they are subject to fluctuations—sometimes significant—due to market volatility.

Translation from the Italian original which remains the definitive version. KPMG does not assume nor accept any responsibility for the correctness of the translation of the report. The Italian text shall prevail in the event of any differences or discrepancies with the English translation.

23

KPMG
Banca Monte dei Paschi di Siena S.p.A.
Report pursuant to Article 2343-ter, letter b) of the Italian Civil Code with reference to maximum no. 833,279,689 ordinary shares of Mediobanca – Banca di Credito Finanziario S.p.A. subject to possible contribution in kind within the framework of the voluntary total public exchange offer promoted by Banca Monte dei Paschi di Siena S.p.A.
June 2025

For the specific case, this methodology was applied by referencing:

- the official closing price of Mediobanca shares as of January 23, 2025, which was the last trading day before the date of the announcement;
- the average closing price of Mediobanca shares over the three months preceding January 23, 2025 (included).

The selection of these time horizons aims to incorporate sufficiently updated information on the Issuer's market conditions and broader financial market trends while mitigating potential short-term fluctuations by considering a sufficiently extended reference period.

However, in order to incorporate the most recent market conditions into the valuation analyses, these values were adjusted based on the performance (approximately +19%) of the European banking index (STOXX Europe 600 Banks) recorded between the trading day preceding the announcement of the Offer and the average share price over the past month, up to a date close to the issuance of the Report. This approach aims to neutralize potential impacts on the Issuer's share price resulting from market movements driven by expectations related to the contemplated transaction, while still reflecting the general appreciation in the market capitalizations of European banking stocks.

4.6 Target Prices method

The Target Prices method determines the value of a company based on the price targets published by financial analysts covering the company. These values are obtained from research reports issued by specialized market analysts.

Target Prices represent value estimates based on assumptions regarding the future stock price performance on the market. They are obtained through various valuation methodologies, applied at the discretion of each research analyst.

In this case, the Target Prices for Mediobanca shares were considered as indicated by research analysts covering the Issuer and published after the release of Mediobanca's financial results as of September 30, 2024 (disclosed on November 11, 2024), and up to a date close to the issuance of the Report.

Translation from the Italian original which remains the definitive version. KPMG does not assume nor accept any responsibility for the correctness of the translation of the report. The Italian text shall prevail in the event of any differences or discrepancies with the English translation. 24

Banca Monte dei Paschi di Siena S.p.A.
Report pursuant to Article 2343-ter, letter b) of the Italian Civil Code with reference to maximum no. 833,279,689 ordinary shares of Mediobanca – Banca di Credito Finanziario S.p.A. subject to possible contribution in kind within the framework of the voluntary total public exchange offer promoted by Banca Monte dei Paschi di Siena S.p.A.
June 2025

5 Conclusions

Based on the considerations set out in our Report, taking into account the limitations and the main valuation difficulties outlined, and in light of the purpose of the Engagement, as of the date of this Report, based on the financial position as at the Reference Date of March 31, 2025, and the elements and methodologies referenced above, we believe that the fair value of the Mediobanca Shares subject to potential Contribution within the framework of the Capital Increase Reserved to the Offer is not lower than Euro 17.395 per Mediobanca share, on an ex-dividend basis, i.e., net of the Mediobanca Interim Dividend.

Milan, June 26, 2025

KPMG Advisory S.p.A.

Dario Maria Spoto
Partner

KPMG Advisory S.p.A.

Salvatore Giugliano
Partner

Translation from the Italian original which remains the definitive version. KPMG does not assume nor accept any responsibility for the correctness of the translation of the report. The Italian text shall prevail in the event of any differences or discrepancies with the English translation. 25

*****

The voluntary public exchange offer referred to in this document shall be promoted by Banca Monte dei Paschi di Siena S.p.A. on all the ordinary shares of MEDIOBANCA - Banca di Credito Finanziario Società per Azioni.

This document does not constitute an offer to buy or sell the shares of MEDIOBANCA - Banca di Credito Finanziario Società per Azioni.

Prior to the commencement of the acceptance period, as required under applicable regulations, the Offeror shall publish an offer document and an exemption document, which the shareholders of MEDIOBANCA - Banca di Credito Finanziario Società per Azioni shall carefully examine.

The Offer will be made in Italy and will be addressed, on equal terms, to all holders of shares of MEDIOBANCA - Banca di Credito Finanziario Società per Azioni.

The Offer will be made in Italy as the shares of MEDIOBANCA - Banca di Credito Finanziario Società per Azioni are listed on Euronext Milan, a regulated market organized and managed by Borsa Italiana S.p.A. and, without prejudice to the following, the Offer is subject to the obligations and procedural requirements provided for by Italian law.

The Offer is not being made or disseminated in Canada, Japan and Australia, or any other country in which such Offer is not authorized, or to any person to whom such offer or solicitation is not permitted by law (the “Excluded Countries”).

Partial or complete copies of any documents to be issued by the Offeror in connection with the Offer shall not be sent, nor shall they be transmitted, or otherwise distributed, directly or indirectly, in the Excluded Countries. Any person receiving such documents shall not distribute, send or dispatch them (whether by post or by any other means or instrumentality of communication or commerce) in the Excluded Countries.

Any acceptances of the Offer resulting from solicitation activities carried out in violation of the above limitations will not be accepted.

This document, as well as any other document issued by the Offeror in connection with the Offer, shall not constitute or form part of any offer to purchase or exchange, or any solicitation of offers to sell or exchange, securities in any of the Excluded Countries.

Acceptance to the Offer by persons resident in countries other than Italy may be subject to specific obligations or restrictions provided for by laws or regulations. It is the sole responsibility of the addressees of the Offer to comply with such regulations and, therefore, before accepting the Offer, to verify their existence and applicability by contacting their advisors. The Offeror shall not be held liable for any breach by any person of any of the foregoing limitations.

IMPORTANT INFORMATION

In connection with the proposed voluntary public exchange offer, the required offer document will be sent to Commissione Nazionale per le Società e la Borsa (“Consob”). Investors and shareholders of MEDIOBANCA - Banca di Credito Finanziario Società per Azioni are strongly advised to read the offer document and the exemption document, if and when available, and any other relevant documents sent to, or filed with, Consob, as well as any amendments or supplements to those documents, because they will contain important information. If and when filed, investors may obtain free copies of the offer document and of the exemption document, at Banca Monte dei Paschi di Siena S.p.A.’s web site at www.gruppomps.it/en/ and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or from a duly appointed agent.

This document does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities, nor shall there be any offer to purchase, solicitation, sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this document may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, the companies involved in the proposed voluntary public exchange offer disclaim any responsibility or liability for the violation of such restrictions by any person.

The Banca Monte dei Paschi di Siena S.p.A. securities referred to herein that will be issued in connection with the voluntary public exchange offer described herein may not be offered or sold in the United States except pursuant to an effective registration statement under the U.S. Securities Act of 1933 or pursuant to a valid exemption from registration.